Real Estate Referral Center Inc.	Jan 18,2009
279 Midpark Way S.E, Suite 102
Calgary, Alberta
T2X 1M2

Eric McPhee
Staff Accountant
Division of Corporate Finance

RE:   Real Estate Referral Center Inc.
         Form 10-K for the year ended February 29, 2008
         File No. 000-52720

Mr. McPhee,

     In response to your letter dated January 15, 2009, the following is our explanation as to why we are using a Canadian Chartered Accountant.

     When originally selecting an audit firm the Company took into consideration that our “mind and management” is located in Calgary, Alberta, Canada. Prior to concluding that is was best to choose a foreign based audit firm, that is of course registered with the Public Company Accounting Oversight Board (PCOAB) in the United States, we also considered the items listed below:

  All of the Company’s assets, which consist solely of cash, are located in Calgary, Alberta, Canada. The Company does not anticipate additional assets to be located elsewhere.

  The Company’s planned business operation is the matching of real estate customers with realtors in Canada through website and word of mouth contacts.

  The Company prepares its quarterly and annual financial statements in Calgary, Alberta, Canada where all the accounting records are maintained.

  All audit work is conducted in Vancouver, BC and Calgary, Alberta, Canada.

Based on the above, we believe it is appropriate to have a foreign based audit firm registered with the PCAOB. We currently have no plans to engage an audit firm based in the United States and expect our current audit firm to render an opinion for fiscal 2009.

Should there be any significant change in location of the Company’s “mind and management”, assets and revenues to the United States, the Company would engage an audit firm based in the United States.

Furthermore, the company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

If you have any further questions, please let me know.

LISA MCINTOSH
Lisa McIntosh, President
Real Estate Referral Center Inc.